SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

  FORM 11-K

     (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For fiscal year ended December 31, 2001

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from            to

Commission file number 1-6262

A.    Full title of the plan and the address of the plan,
      if different from that of the issuer named below:

AMOCO FABRICS AND FIBERS COMPANY
SALARIED 401(k) SAVINGS PLAN

260 The Bluffs
Austell, GA 30168

B.    Name of issuer of the securities held pursuant to
      the plan and the address of its principal executive
      office:

BP p.l.c.
Britannic House
1 Finsbury Circus
London EC2M 7BA England

SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    AMOCO FABRICS AND FIBERS COMPANY
                                    SALARIED 401(k) SAVINGS PLAN

                                    By Plan Administrator

Date:  June 27, 2002                /s/ Donald E. Packham
                                    Donald E. Packham
                                    Senior Vice President of Human Resources
                                    BP Corporation North America Inc.

REPORT OF INDEPENDENT AUDITORS

To the Investment Committee of BP Corporation North America Inc.

We have audited the accompanying statements of assets available for benefits of Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards  generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinois                   Ernst & Young LLP
June 21, 2002

EIN 36-2692811
Plan No. 004

AMOCO FABRICS AND FIBERS COMPANY
SALARIED 401(k) SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
(thousands of dollars)

	December 31,
	2001	2000
Assets

Investment in the Amoco Fabrics and
Fibers Company Master Trust	$ 18,975	$ 17,427

Assets available for benefits	$ 18,975	$ 17,427

The accompanying notes are an integral part of these
statements.

EIN 36-2692811
Plan No. 004

AMOCO FABRICS AND FIBERS COMPANY
SALARIED 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
(thousands of dollars)

Additions of assets attributed to:

Participant contributions	$ 1,723
Company contributions	638
Rollover contributions	4
Transfer of assets from the Hourly 401(k)Plan	1,885

Total additions	4,250

Deductions of assets attributed to:

Net investment loss - Amoco Fabrics
and Fibers Company Master Trust	(387)
Distribution to participants	(2,286)
Administrative expenses	(29)

Total deductions	(2,702)

Net increase in assets during the year	1,548

Assets available for benefits:

Beginning of year	17,427

End of year	$ 18,975

The accompanying notes are an integral part of this
statement.

AMOCO FABRICS AND FIBERS COMPANY
SALARIED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.      DESCRIPTION OF THE PLAN

     Amoco Fabrics and Fibers Company (the "Company") established the Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan (the "Plan") effective January 1, 1996.  Effective January 1, 2001, the Plan was amended and restated to conform to recent changes in the Internal Revenue Code ("IRC").

     The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.  The Company reserves the right to amend or terminate the Plan at any time. The Plan is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both participant contributions and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees.  Plan assets are held in the Amoco Fabrics and Fibers Company Master Trust ("Master Trust").  As of December 31, 2001, the trustee for the Master Trust was MetLife Trust Company, N.A.  Prior to February 28, 2001, Bankers Trust Company was the trustee.

     Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay.  Participants may elect to invest in fifteen investment fund options. The Company will match the first six percent of participant contributions at a rate of $.50 for every $1.00 contributed by the participant. Company matching contributions are initially invested in the BP Stock Fund. Participants may also rollover amounts representing distributions from other qualified plans.  Participants may elect to sell any portion of their investment funds and reinvest the proceeds in one or more of the other available investment alternatives.

     The benefit to which a participant is entitled is the benefit which can be provided by the participant's vested account balance. Participants are fully vested in their contributed accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to reduce Company matching contributions or to offset administrative expenses. Forfeitures totaled $9,708 in 2001.

AMOCO FABRICS AND FIBERS COMPANY
SALARIED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.      DESCRIPTION OF THE PLAN (continued)

     Trustee fees, brokerage commissions, and other transaction fees and expenses related to the investment funds are generally paid out of those respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options. Administrative fees are paid out of the Plan trust or paid by the Company in accordance with the terms of the Plan.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting.The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation.BP p.l.c. American Depositary Shares ("ADSs") are valued at the closing market price on the New York Stock Exchange. Investments in registered investment companies and common collective trust funds are based on quoted market prices of the underlying assets. Interests in the money market fund and participant loans are valued at cost which approximates fair value.

Allocation of Master Trust Assets and Transactions. In order to preserve, for participating plans, an interest in the combined assets of the Master Trust, the trustee determines computed shares in the Master Trust for each plan. Current month's Master Trust investment transactions are allocated based on each plan's computed shares in the Master Trust at the end of the prior month, adjusted for the current month's contributions less benefit payments to participants. These allocated amounts are then added to or subtracted from the prior month's computed shares to determine computed shares at the end of the month. Master Trust investment transactions allocated to the Plan include dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments.

Contributions.Company and participant contributions are made and recorded during the periods in which the Company processes payroll.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States

AMOCO FABRICS AND FIBERS COMPANY
SALARIED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(continued)

requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

New Accounting Standard.  The Master Trust adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") on January 1, 2001.  SFAS 133 requires the recognition of gains and losses associated with derivative instruments as a change in net assets in the period of change.  The adoption of SFAS 133 did not have a material impact on the financial statements of the Plan or the Master Trust.

3.     PARTICIPANT LOANS

     Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the participant's vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by The Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

4.     INCOME TAX STATUS

                The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated April 16, 1999, with respect to its qualified status under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Company's tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC.  The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plan and trust.

AMOCO FABRICS AND FIBERS COMPANY
SALARIED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

5.   PLAN TRANSFERS

     Plan transfers occur when eligible participants in the Plan remain with Amoco Fabrics and Fibers Company and change job classifications to or from an "hourly employee" from or to a "salaried employee" as defined in the Plan document.  For the year ended December 31, 2001, assets totaling $1.89 million were transferred from Amoco Fabrics and Fibers Company Hourly 401(k) Plan ("Hourly 401(k) Plan") into the Plan.

6.     MASTER TRUST

     The Plan's trust agreement permits the commingling for investment purposes of Plan assets with those of the Hourly 401(k) Plan in the Master Trust. The trustee determines the Plan's proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan's statements of assets available for benefits and of changes in assets available for benefits. At December 31, 2001 and 2000, the Plan's interest in the assets of the Master Trust was approximately 48 percent and 43 percent, respectively.

     The following tables present the fair value of net assets held by the Master Trust as of December 31, 2001 and 2000, and the changes in net assets held by the Master Trust for the year ended December 31, 2001.

NET ASSETS
(thousands of dollars)

	December 31,
	2001	2000
Investments:
BP p.l.c. ADSs	$ 21,218	$ 22,374
Registered investment companies	5,197	12,037
Common collective trust funds	6,271	-
Money market funds	3,645	2,946
Loans to participants	3,514	3,458

Total investments	39,845	40,815

Net Assets	$ 39,845	$ 40,815

AMOCO FABRICS AND FIBERS COMPANY
SALARIED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6. MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2001
(thousands of dollars)

Additions of assets attributed to:

Participant contributions	$ 3,168
Company contributions	1,136
Rollover contributions	11
Net realized and unrealized
depreciation in fair value
of investments:
BP p.l.c. ADSs	(49)
Registered investment companies	(755)
Common collective trust funds	(426)
Interest and dividends	683

Total additions	3,768

Deductions of assets attributed to:

Administrative expenses	(73)
Distributions to participants	(4,665)

Total deductions	(4,738)

Net decrease in assets during the year	(970)

Net Assets:

Beginning of year	40,815

End of year	$ 39,845

AMOCO FABRICS AND FIBERS COMPANY
SALARIED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

7.       SUBSEQUENT EVENTS

     Effective January 1, 2002, the Plan was amended to allow participants to contribute up to 100% of their qualified pay, not to exceed IRS limits and to provide for additional catch-up contributions for participating employees who attain age 50 before the end of the applicable Plan year.

     Effective June 1, 2002, Fidelity Investments Institutional Services Company, Inc. became the record keeper for the Plan and Fidelity Management Trust Company became the trustee.  Plan assets were transferred to Fidelity on June 3, 2002.

AMOCO FABRICS AND FIBERS COMPANY
SALARIED 401(k) SAVINGS PLAN

Exhibits

Exhibit No.                  Description

    23                      Consent of Independent Auditors